UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TECUMSEH PRODUCTS COMPANY

(Name of Issuer)

CLASS A COMMON STOCK, par value $1.00 per share

CLASS B COMMON STOCK, par value $1.00 per share

(Title of Class of Securities)

CLASS A – 878895200

CLASS B – 878895101

(CUSIP Number)

SCOTT BARBEE

AEGIS FINANCIAL CORPORATION

6862 ELM STREET, SUITE 830

MCLEAN, VA 22101

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878895200/878895101	SCHEDULE 13D

1.	NAME OF REPORTING PERSON Aegis Financial Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER Class A – 854,583; Class B – 477,581
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER Class A – 854,583; Class B – 477,581

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 854,583; Class B – 477,581
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A – 6.38%; Class B – 9.41%
14.	TYPE OF REPORTING PERSON* IA

CUSIP No. 878895200/878895101	SCHEDULE 13D

1.	NAME OF REPORTING PERSON Scott Barbee
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF & OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER Class A – 17,633; Class B – 10,743
	8.	SHARED VOTING POWER Class A – 854,583; Class B – 477,581
	9.	SOLE DISPOSITIVE POWER Class A – 17,633; Class B – 10,743
	10.	SHARED DISPOSITIVE POWER Class A – 854,583; Class B – 477,581

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 872,216; Class B – 488,324
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A – 6.51%; Class B – 9.62%
14.	TYPE OF REPORTING PERSON* IN

1. SECURITY AND ISSUER.

This statement relates to the common stock (the "Common Stock"), of Tecumseh Products Company (the "Company"), the principal executive offices of which are located at 1136 Oak Valley Drive, Ann Arbor, Michigan 48108.

2. IDENTITY AND BACKGROUND.

(a), (b) and (c)

This Schedule 13D is being filed on behalf of Aegis Financial Corporation ("AFC") and Scott Barbee (each a "Reporting Person" and collectively, the "Reporting Persons").

(i) The address of the principal business and principal office of AFC is 6862 Elm Street, Suite 830, McLean, VA 22101. Scott Barbee is the sole shareholder of AFC.

(ii) Scott Barbee's address is 6862 Elm Street, Suite 830, McLean, VA 22101. Scott Barbee is President and sole shareholder of AFC.

(d) During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) AFC is a Delaware S Corporation.

Scott Barbee is a citizen of the United States of America.

3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of funds expended to date by AFC to acquire the 854,583 shares of Class A Common Stock and 477,581 shares of Class B common Stock it holds beneficially is $12,235,632.34. Such funds were provided from Advisory Clients' investment accounts managed by AFC.

The amount of funds expended to date by Scott Barbee to the 31,633 shares of Class A Common Stock and 16,943 shares of Class B common Stock he holds is $267,293.55. Such funds were provided from Scott Barbee's personal funds.

No borrowed funds were used to purchase the Common Stock.

4. PURPOSE OF TRANSACTION.

The Reporting Persons have acquired their Class A and Class B Common Stock of the Issuer for investment. The Reporting Persons evaluate their investment in the Class A and Class B Common Stock on a continual basis. The Reporting Persons sent a letter, dated February 28, 2013. A copy of this letter is being filed with this Schedule 13D as Exhibit 1 and is incorporated herein by this reference.

Except as set forth above and as incorporated by reference, the Reporting Persons have no other plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors (the “Board”), other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Board, the Issuer's shareholders and others.

5. INTEREST IN SECURITIES OF THE ISSUER.

To the best of the Reporting Persons' knowledge based on the information contained in the Company's most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, the aggregate number of shares of Class A and Class B Common Stock of the Company outstanding as of November 7, 2012 were 13,401,938 shares and 5,077,746 shares respectively.

(A) Aegis Financial Corporation

(a) – (e) Aggregate number of shares beneficially owned:

Class A – 854,583; Class B – 477,581

Percentage: Class A – 6.38%; Class B – 9.41%

(b) 1. Sole power to vote or to direct vote: -0-

2. Shared power to vote or to direct vote: Class A – 854,583; Class B – 477,581

3. Sole power to dispose or to direct the disposition: -0-

4. Shared power to dispose or to direct disposition: Class A – 854,583; Class B – 477,581

(c) AFC did not purchase or sell any shares of Common Stock during the past sixty days.

(B) Scott Barbee

(a) –(e) Aggregate number of shares beneficially owned:

Class A – 872,216; Class B – 488,324

Percentage: Class A – 6.51%; Class B – 9.62%

(b) 1. Sole power to vote or to direct vote: Class A – 17,633; Class B – 10,743

2. Shared power to vote or to direct vote: Class A – 854,583; Class B – 477,581

3. Sole power to dispose or to direct the disposition: Class A – 17,633; Class B – 10,743

4. Shared power to dispose or to direct disposition: Class A – 854,583; Class B – 477,581

(c) Scott Barbee did not purchase or sell any shares of Common Stock during the past sixty days.

(d) AFC’s advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 854,583 shares of Class A common stock and the 477,581 shares of Class B common stock. Mr. Barbee has the right to receive dividends from, or the proceeds from the sale of, the 17,633 shares of Class A common stock and the 10,743 shares of Class B common stock.

(e) Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between the reporting Persons and any other person with respect to any security of the Company.

7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Letter to the Board of Directors of Tecumseh Products Company dated February 28, 2013

Exhibit 2 Joint Filing Agreement, dated as of February 28, 2013, among Aegis Financial Corporation and Scott Barbee

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: February 28, 2013

Aegis Financial Corporation

By: /s/ Scott Barbee

-----------------------------

Name: Scott Barbee

Title: President

By: /s/ Scott Barbee

-----------------------------

Scott Barbee

Exhibit 1

LETTER TO THE BOARD OF DIRECTORS OF TECUMSEH PRODUCTS COMPANY DATED FEBRUARY 28, 2013

February 28, 2013

Tecumseh Products Company

1136 Oak Valley Drive

Ann Arbor, MI 48108

Dear Tecumseh Board of Directors:

Aegis Financial is a McLean, Virginia-based money management firm with fiduciary responsibility over a current investment of 854,583 shares of Tecumseh Products Company (“Tecumseh”) class A stock and 477,581 shares of Tecumseh class B stock. We have held an investment in Tecumseh for nearly seven years and our investors have suffered during our holding period as expensive Board turmoil has blurred strategic focus and impeded Tecumseh’s progress.

We are writing to express to the Tecumseh Board of Directors our support of Tecumseh CEO James J. Connor and to request that he be given the additional role of Chairman of the Board of Directors. While we understand that separation of the roles of Chairman and CEO can typically provide for better corporate governance, given the situation at Tecumseh today as well as our experience to date with Mr. Connor, we believe that he is best qualified for the position. Mr. Connor’s appointment as Chairman, even if temporary, would best position Tecumseh to efficiently address operational challenges, to evaluate in an unbiased and dispassionate manner its current manufacturing assets, and to make any necessary future changes to protect or enhance shareholder value.

Furthermore, following Mr. Connor’s appointment, we also request that the Board of Directors, under Mr. Connor’s direction and in consultation with Aegis and other shareholders, initiate a search process to identify two qualified and experienced independent individuals for addition to the Board of Directors.

Sincerely,

/s/ Scott L. Barbee

Scott L. Barbee

President

Exhibit 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the undersigned agree to the joint filing on behalf of each of them of the Schedule 13D to which this Joint Filing Agreement (this "AGREEMENT") is attached as an Exhibit and any amendments thereto. In evidence thereof, each of the undersigned, being duly authorized, hereby executed this Agreement.

Date: February 28, 2013

Aegis Financial Corporation

By: /s/ Scott Barbee

-----------------------------

Name: Scott Barbee

Title: President

By: /s/ Scott Barbee

-----------------------------

Scott Barbee